UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Avient Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Avient Corporation
Avient Center
33587 Walker Road
Avon Lake, Ohio 44012

Avient Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Avient Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Avient Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021; the related statement of changes in net assets available for benefits for the year ended December 31, 2022; and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2022 and 2021, and the changes in its net assets for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets held at end of year as of December 31, 2022 and delinquent participant contributions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  Plante & Moran, PLLC
We have served as the Plan's auditor since 2011.
Cleveland, Ohio
June 23, 2023

Avient Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments, at fair value	$568,214,451	$676,626,105
Contributions receivable	534,211	387,087
Participant notes receivable	6,123,728	4,515,447
Net assets available for benefits	$574,872,390	$681,528,639

See accompanying notes to financial statements.

Avient Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2022
Additions
Interest and dividend income	$9,021,921
Contributions
Participant	25,720,007
Employer	12,804,758
Rollover	35,425,857
Net realized and unrealized losses in fair value of investments	(136,146,663)
Interest on participant notes receivable	222,480
Total Additions, Net	(52,951,640)
Deductions
Benefits paid directly to participants	(54,030,458)
Administrative expenses	(638,299)
Total Deductions	(54,668,757)

Net decrease before transfers	(107,620,397)
Transfers into the plan	964,148
Net decrease in net assets available for benefits	(106,656,249)
Net Assets Available for Benefits
Beginning of year	681,528,639
End of year	$574,872,390

See accompanying notes to financial statements.

Avient Retirement Savings Plan
Notes to Financial Statements

Note 1 — SUMMARY DESCRIPTION OF THE PLAN
General
The Avient Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of Avient Corporation (the Company or Plan Administrator) and its subsidiaries, in the United States, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the Avient Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (IRC), provided certain conditions are met.
On September 1, 2022, the Company completed the acquisition of the DSM Protective Materials business, including the Dyneema® brand. The acquired business is collectively referred to as Avient Protective Materials. As a result of the Company’s acquisition of Avient Protective Materials during 2022, former participants of the Avient Protective Materials retirement plan became eligible to participate in the Plan. Additionally, the Company supported a voluntary group rollover of eligible balances and loans from the sponsored plan into the Plan. A total of $28,988,758 in participant balances were rolled into the Plan and $964,148 in outstanding loans were transferred into the Plan during the year ended December 31, 2022, and is included on the Statement of Changes in Net Assets Available for Benefits.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. The Plan also permits the Company to make an additional discretionary matching contribution of up to 4%. No additional discretionary matching contributions were made in 2022.
Late Contributions
We identified $6,064 of employee deferrals that were not deposited timely, which will be corrected under the Department of Labor's Voluntary Fiduciary Correction Program.
Vesting
Participant contributions and Company matching contributions are fully vested immediately.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service (IRS) requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Participants are charged investment management fees, which are netted with the returns of the respective investment. Plan expenses may be paid from plan assets or by the Company.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4, Fair Value Measurement, for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.

Note 3 — SELF-DIRECTED BROKERAGE ACCOUNTS
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through Fidelity National Financial Services, and are comprised of various investments made at the sole direction of the Plan participants.

Note 4 — FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rate and yield curves that are observable.
Level 3 - Fair value is based on unobservable inputs for the assets or liabilities. Level 3 inputs include the Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
Mutual funds: Registered investment companies or mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.
Company common stock: The Plan invests in a real-time traded fund, which holds Avient Corporation common stock. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Common stock is classified within Level 1 of the valuation hierarchy.
Short-term investments: Short-term investments held by the Plan within self-directed brokerage accounts at December 31, 2022 and 2021 consisted of interest-bearing cash. Interest-bearing cash is classified within Level 2 of the valuation hierarchy and is valued at fair value based on the outstanding balances.
Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in common stock, mutual funds, and short-term investments.
Pooled separate account: The Plan holds interests in a Stable Value Fund, which consists of an investment in the New York Life Insurance Anchor Account (the Anchor Account), which is not traded in an active market, and is valued at the NAV per share of the fund as a practical expedient for the estimated fair value of the fund. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV is provided by the fund sponsor. The Anchor Account is made available to the participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at a contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Stable Value Fund, the issuer reserves the right to require 12 months' notification to ensure the liquidation of securities is carried out in an orderly business manner.
Common collective trust funds: Common collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued at NAV provided by the fund sponsor. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the fund sponsor, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trust funds, the investment advisors reserve the right to temporarily delay withdrawal from the trust in order to ensure the liquidation of securities is carried out in an orderly business manner.
The fair values of the Plan's investments at December 31, 2022 and 2021, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2022
	Total	Level 1	Level 2
Mutual funds	$227,781,340	$227,781,340	$—
Company common stock	29,554,821	29,554,821	—
Self-directed brokerage accounts	21,609,439	17,817,746	3,791,693
Total	$278,945,600	$275,153,907	$3,791,693

Investments measured at net asset value:
Pooled separate account - Stable value fund	61,605,910
Common collective trust funds	227,662,941
Total investments, at fair value	$568,214,451

	Assets at Fair Value as of December 31, 2021
	Total	Level 1	Level 2
Mutual funds	$278,917,675	$278,917,675	$—
Company common stock	49,119,976	49,119,976	—
Self-directed brokerage accounts	31,784,040	28,284,784	3,499,256
Total	$359,821,691	$356,322,435	$3,499,256

Investments measured at net asset value:
Pooled separate account - Stable value fund	60,296,460
Common collective trust funds	256,507,954
Total investments, at fair value	$676,626,105

Investments in Entities that Calculate Net Asset Value Per Share

The following tables summarize investments for which fair value is measured using the NAV per share as a practical expedient as of December 31, 2022 and 2021:

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$61,605,910	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	18,904,808	n/a	Daily	Daily
T. Rowe Price Retire 2005	3,080,313	n/a	Daily	30 days
T. Rowe Price Retire 2010	811,403	n/a	Daily	30 days
T. Rowe Price Retire 2015	3,370,028	n/a	Daily	30 days
T. Rowe Price Retire 2020	14,660,982	n/a	Daily	30 days
T. Rowe Price Retire 2025	34,547,671	n/a	Daily	30 days
T. Rowe Price Retire 2030	39,193,952	n/a	Daily	30 days
T. Rowe Price Retire 2035	37,830,373	n/a	Daily	30 days
T. Rowe Price Retire 2040	27,042,252	n/a	Daily	30 days
T. Rowe Price Retire 2045	19,668,961	n/a	Daily	30 days
T. Rowe Price Retire 2050	12,010,792	n/a	Daily	30 days
T. Rowe Price Retire 2055	10,541,919	n/a	Daily	30 days
T. Rowe Price Retire 2060	5,259,072	n/a	Daily	30 days
T. Rowe Price Retire 2065	740,415	n/a	Daily	30 days

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$60,296,460	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	25,355,683	n/a	Daily	Daily
T. Rowe Price Retire 2005	3,274,719	n/a	Daily	30 days
T. Rowe Price Retire 2010	968,286	n/a	Daily	30 days
T. Rowe Price Retire 2015	4,671,831	n/a	Daily	30 days
T. Rowe Price Retire 2020	19,375,639	n/a	Daily	30 days
T. Rowe Price Retire 2025	41,348,587	n/a	Daily	30 days
T. Rowe Price Retire 2030	40,543,658	n/a	Daily	30 days
T. Rowe Price Retire 2035	39,417,912	n/a	Daily	30 days
T. Rowe Price Retire 2040	28,418,256	n/a	Daily	30 days
T. Rowe Price Retire 2045	21,226,493	n/a	Daily	30 days
T. Rowe Price Retire 2050	13,833,719	n/a	Daily	30 days
T. Rowe Price Retire 2055	12,895,426	n/a	Daily	30 days
T. Rowe Price Retire 2060	5,029,209	n/a	Daily	30 days
T. Rowe Price Retire 2065	148,536	n/a	Daily	30 days

Participants in the Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.

Note 5 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6 — PARTY IN INTEREST TRANSACTIONS
As of each of December 31, 2022 and 2021, the Plan was invested in certain investments managed by Fidelity Management Trust Company, Fidelity National Financial Services, or their affiliates (collectively, Fidelity). Fidelity served as the trustee of the Plan during both 2022 and 2021. The Plan also invests in the common stock of the Company. Purchases, sales, and dividends related to the Company's common stock in 2022 were $7,258,506, 6,392,445 and 826,735, respectively. These transactions qualified as party in interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 7 — INCOME TAX STATUS
In 2014, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2019.

Note 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 for the years ended December 31, 2022 and 2021:

	December 31
	2022	2021
Net assets available for benefits per the financial statements	$574,872,390	$681,528,639
Contributions receivable	(534,211)	(387,087)
Net assets available for benefits per the Form 5500	$574,338,179	$681,141,552

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statements to net loss per the Form 5500 for the year ended December 31, 2022:

December 31, 2022
Net decrease in net assets available for benefits before transfers per the financial statements	$(107,620,397)
Change in contributions receivable	(147,124)
Net loss per the Form 5500	$(107,767,521)

Avient Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2022

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
Real-Time Traded Stock Fund:
Avient Corporation Common Stock*	875,384	shares		29,554,821
Pooled Separate Account:
New York Life Insurance Account	61,605,910	units		61,605,910
Mutual Funds:
American Funds - EuroPacific Growth Fund R6	336,904	units		16,518,408
American Funds - Washington Mutual Investors R6	456,188	units		23,726,352
Harbor Cap App Ret	633,029	units		39,811,179
Eaton Vance Alt Cap SMID-Cap R6	756,632	units		26,111,375
Fidelity US Bond Index Fund	1,690,926	units		17,213,631
Fidelity 500 Index Fund	611,452	units		81,396,458
Fidelity Extended Market Index Fund	176,607	units		11,129,759
Fidelity Total International Index Fund	1,014,020	units		11,874,178
Common Collective Trust Funds:
Loomis Core Plus Fixed Income	1,257,805	units		18,904,808
T. Rowe Price Retire 2005	266,694	units		3,080,313
T. Rowe Price Retire 2010	69,469	units		811,403
T. Rowe Price Retire 2015	286,324	units		3,370,028
T. Rowe Price Retire 2020	1,230,981	units		14,660,982
T. Rowe Price Retire 2025	2,852,822	units		34,547,671
T. Rowe Price Retire 2030	3,196,897	units		39,193,952
T. Rowe Price Retire 2035	3,038,584	units		37,830,373
T. Rowe Price Retire 2040	2,144,509	units		27,042,252
T. Rowe Price Retire 2045	1,543,874	units		19,668,961
T. Rowe Price Retire 2050	943,503	units		12,010,792
T. Rowe Price Retire 2055	828,767	units		10,541,919
T. Rowe Price Retire 2060	392,468	units		5,259,072
T. Rowe Price Retire 2065	67,310	units		740,415
Self-Directed Brokerage Account - Fidelity National Financial Services **	Various investments			21,609,439
Participant Loans*	At interest rates ranging from 3.25% to 9.75%			6,123,728
				574,338,179
* Indicates party in interest to the Plan.
** Cost information not required for participant directed assets.

Avient Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002- 51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	$2,157	$—	$3,907	$—

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2023	AVIENT RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the Avient Retirement Savings Plan

	By:	/s/ Jamie A. Beggs
	Name:	Jamie A. Beggs
	Title:	Senior Vice President and Chief Financial Officer
On Behalf of the Retirement Plan Committee